Issuer Free Writing Prospectus dated November 6, 2019
(Relating to Preliminary Prospectus Supplement dated November 6, 2019)
Filed Pursuant to Rule 433
Registration Statement No. 333-221380

Equinix, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

2.625% Senior Notes due 2024

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	2.625% Senior Notes due 2024 (the “2024 notes”)

Principal Amount:	$1,000,000,000

Coupon (Interest Rate):	2.625% per annum

Yield to Maturity:	2.625%

Benchmark Treasury:	UST 1.500% due October 31, 2024

Benchmark Treasury Price and Yield:	99-13; 1.625%

Spread to Benchmark Treasury:	+100 bps

Scheduled Maturity Date:	November 18, 2024

Public Offering Price:	100.000% plus accrued interest, if any, from November 18, 2019.

Net Proceeds to Issuer before Estimated Expenses:	$994,000,000

Interest Payment Dates:	May 18 and November 18 of each year, commencing on May 18, 2020.

Interest Record Dates:	May 4 and November 4 of each year.

Optional Redemption:

The Issuer may redeem at its election, at any time or from time to time, some or all of the 2024 notes before they mature. The redemption price will equal the sum of (1) an amount equal to one hundred percent (100%) of the principal amount of the 2024 notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium. Notwithstanding the foregoing, if the 2024 notes are redeemed on or after October 18, 2024 (one month prior to the maturity date of the 2024 notes) (such date, the “2024 First Par Call Date”), the redemption price will not include a make-whole premium.

The Issuer will calculate the make-whole premium with respect to any 2024 notes redeemed before the 2024 First Par Call Date, as the excess, if any, of:

1.                                      the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had been made on the 2024 First Par Call Date, in each case determined by discounting, on a semiannual basis, such principal and interest at the 2024 Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had been made on the 2024 First Par Call Date; over

2. the principal amount of such 2024 note.

“2024 Reinvestment Rate” means 15 basis points, plus the arithmetic mean (rounded to the nearest 1/100th of a percentage point) of the yields for the immediately preceding full week published in the most recent Federal Reserve Statistical Release H.15 that has become publicly available prior to the date of determining the make-whole premium (or if such statistical release is no longer published, any such other reasonably comparable index which shall be designated by the Issuer) most nearly equal to the 2024 First Par Call Date. If no maturity exactly corresponds to the 2024 First Par Call Date, the 2024 Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such date (for the avoidance of doubt, with such two published maturities being the published maturity occurring most closely before such date and the published maturity occurring most closely after such date).

Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the make-whole premium.

CUSIP:	29444U BC9

ISIN:	US29444UBC99

2.900% Senior Notes due 2026

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	2.900% Senior Notes due 2026 (the “2026 notes”)

Principal Amount:	$600,000,000

Coupon (Interest Rate):	2.900% per annum

Yield to Maturity:	2.923%

Benchmark Treasury:	UST 1.625% due October 31, 2026

Benchmark Treasury Price and Yield:	99-11+; 1.723%

Spread to Benchmark Treasury:	+120 bps

Scheduled Maturity Date:	November 18, 2026

Public Offering Price:	99.855% plus accrued interest, if any, from November 18, 2019.

Net Proceeds to Issuer before Estimated Expenses:	$595,380,000

Interest Payment Dates:	May 18 and November 18 of each year, commencing on May 18, 2020.

Interest Record Dates:	May 4 and November 4 of each year.

Optional Redemption:

The Issuer may redeem at its election, at any time or from time to time, some or all of the 2026 notes before they mature. The redemption price will equal the sum of (1) an amount equal to one hundred percent (100%) of the principal amount of the 2026 notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium. Notwithstanding the foregoing, if the 2026 notes are redeemed on or after September 18, 2026 (two months prior to the maturity date of the 2026 notes) (such date, the “2026 First Par Call Date”), the redemption price will not include a make-whole premium.

The Issuer will calculate the make-whole premium with respect to any 2026 notes redeemed before the 2026 First Par Call Date, as the excess, if any, of:

1.                                      the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had been made on the 2026 First Par Call Date, in each case determined by discounting, on a semiannual basis, such principal and interest at the 2026 Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had been made on the 2026 First Par Call Date; over

2. the principal amount of such 2026 note.

“2026 Reinvestment Rate” means 20 basis points, plus the arithmetic mean (rounded to the nearest 1/100th of a percentage point) of the yields for the immediately preceding full week published in the most recent Federal Reserve Statistical Release H.15 that has become publicly available prior to the date of determining the make-whole premium (or if such statistical release is no longer published, any such other reasonably comparable index which shall be designated by the Issuer) most nearly equal to the 2026 First Par Call Date. If no maturity exactly corresponds to the 2026 First Par Call Date, the 2026 Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such date (for the avoidance of doubt, with such two published maturities being the published maturity occurring most closely before such date and the published maturity occurring most closely after such date).

Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the make-whole premium.

CUSIP:	29444U BD7

ISIN:	US29444UBD72

3.200% Senior Notes due 2029

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	3.200% Senior Notes due 2029 (the “2029 notes” and, together with the 2024 notes and the 2026 notes, the “notes”)

Principal Amount:	$1,200,000,000

Coupon (Interest Rate):	3.200% per annum

Yield to Maturity:	3.212%

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Price and Yield:	98-10+; 1.812%

Spread to Benchmark Treasury:	+140 bps

Scheduled Maturity Date:	November 18, 2029

Public Offering Price:	99.898% plus accrued interest, if any, from November 18, 2019.

Net Proceeds to Issuer before Estimated Expenses:	$1,190,976,000

Interest Payment Dates:	May 18 and November 18 of each year, commencing on May 18, 2020.

Interest Record Dates:	May 4 and November 4 of each year.

Optional Redemption:

The Issuer may redeem at its election, at any time or from time to time, some or all of the 2029 notes before they mature. The redemption price will equal the sum of (1) an amount equal to one hundred percent (100%) of the principal amount of the 2029 notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium. Notwithstanding the foregoing, if the 2029 notes are redeemed on or after August 18, 2029 (three months prior to the maturity date of the 2029 notes) (such date, the “2029 First Par Call Date”), the redemption price will not include a make-whole premium.

The Issuer will calculate the make-whole premium with respect to any 2029 notes redeemed before the 2029 First Par Call Date, as the excess, if any, of:

1.                                      the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had been made on the 2029 First Par Call Date, in each case determined by discounting, on a semiannual basis, such principal and interest at the 2029 Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had been made on the 2029 First Par Call Date; over

2. the principal amount of such 2029 note.

“2029 Reinvestment Rate” means 25 basis points, plus the arithmetic mean (rounded to the nearest 1/100th of a percentage point) of the yields for the immediately preceding full week published in the most recent Federal Reserve Statistical Release H.15 that has become publicly available prior to the date of determining the make-whole premium (or if such statistical release is no longer published, any such other reasonably comparable index which shall be designated by the Issuer) most nearly equal to the 2029 First Par Call Date. If no maturity exactly corresponds to the 2029 First Par Call Date, the 2029 Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such date (for the avoidance of doubt, with such two published maturities being the published maturity occurring most closely before such date and the published maturity occurring most closely after such date).

Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the make-whole premium.

CUSIP:	29444U BE5

ISIN:	US29444UBE55

All Notes

Distribution:	SEC Registered (Registration No. 333-221380)

Listing:	None

Trade Date:	November 6, 2019

Settlement Date:

It is expected that delivery of the notes will be made against payment therefor on or about November 18, 2019, which is the seventh business day following the date of pricing of the notes (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Bookrunners:	Barclays Capital Inc.
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Deutsche Bank Securities Inc.
ING Financial Markets LLC

Co-Managers:	BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from Goldman Sachs & Co. LLC at (866) 471-2526 (toll free), BofA Securities, Inc. at (800) 294-1322 (toll-free), Citigroup Global Markets Inc. at (800) 831-9146 (toll-free) or J.P. Morgan Securities LLC at (212) 834-4533 (collect).

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